UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.       An announcement regarding certain connected transaction in respect of amendment to joint venture contract of Huaneng Power International, Inc.(the "Registrant");

2.       An announcement regarding connected transaction on capital increase in clean energy institute; and

3.       An announcement regarding resolutions passed at 2020 annual general meeting and 2020 final dividend;

Each made by the Registrant on June 23, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: June 24, 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

Based on the relevant provisions of the current Joint Venture Contract of Hanfeng Power Plant, taking into account the changes in the situation caused by policy changes and the willingness of the parties to continue cooperation, and in accordance with the relevant Chinese laws and regulations, on 22 June 2021, the Company entered into the Amendment to Joint Venture Contract with Jiantou Energy and Widewin Investments, pursuant to the terms and conditions of which, the Company, Jiantou Energy and Widewin Investments proposed to change the term of operation of Hanfeng Power Plant into perpetual operation. In addition, the Company and Jiantou Energy would make appropriate compensation of RMB98 million to Widewin Investments for the difference in its investment. The Company shall contribute RMB65.3 million thereof and Jiantou Energy shall contribute RMB32.7 million thereof.

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly- owned subsidiary Huaneng HK, a 0.84% indirect interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited, its indirect wholly-owned subsidiary, and a 0.39% indirect interest in the Company through its controlling subsidiary Huaneng Finance. Widewin Investments is a foreign company, the establishment of which was funded by Huaneng HK, CITIC Pacific and Yanshan International (with equity interests of 37.5%, 37.5% and 25%). According to the Hong Kong Listing Rules, Widewin Investments is an associate of the connected person of the Company, and the Transaction constitutes a connected transaction of the Company.

According to relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transaction exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

I.	INTRODUCTION

Based on the relevant provisions of the current Joint Venture Contract of Hanfeng Power Plant, taking into account the changes in the situation caused by policy changes and the willingness of the parties to continue cooperation, and in accordance with the relevant Chinese laws and regulations, on 22 June 2021, the Company entered into the Amendment to Joint Venture Contract with Jiantou Energy and Widewin Investments, pursuant to the terms and conditions of which, the Company, Jiantou Energy and Widewin Investments proposed to change the term of operation of Hanfeng Power Plant into perpetual operation. In addition, the Company and Jiantou Energy would make appropriate compensation of RMB98 million to Widewin Investments for the difference in its investment. The Company shall contribute RMB65.3 million thereof and Jiantou Energy shall contribute RMB32.7 million thereof.

II.	RELATIONSHIP AMONG THE COMPANY, HUANENG GROUP, JIANTOU ENERGY AND WIDEWIN INVESTMENTS

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power suppliers in China. As at the date of this announcement, the Company’s controlled generation capacity is 113,805 MW and the equity based generation capacity is 99,570 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments; the development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Jiantou Energy, established on 18 January 1994, is principally engaged in investment, construction, operation and management, and energy project businesses that focus on electric power generation. Jiantou Energy is listed on the Shenzhen Stock Exchange and its largest shareholder is Hebei Construction & Investment Group Co., Ltd.. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, both Jiantou Energy and Hebei Construction & Investment Group Co., Ltd. are third parties independent of the Company and its connected persons.

Widewin Investments, established on 17 June 2003, is principally engaged in investment holding business, etc. As of the date of this announcement, Widewin Investments is a foreign company, the establishment of which was funded by Huaneng HK, CITIC Pacific and Yanshan International (with equity interests of 37.5%, 37.5% and 25%).

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly- owned subsidiary Huaneng HK, a 0.84% indirect interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited, its indirect wholly-owned subsidiary, and a 0.39% indirect interest in the Company through its controlling subsidiary Huaneng Finance. According to the Hong Kong Listing Rules, Widewin Investments is an associate of the connected person of the Company, and the Transaction constitutes a connected transaction of the Company.

III.	BASIC INFORMATION OF THE CONNECTED TRANSACTION

The principal terms of the Amendment to Joint Venture Contract are set out as follows:

1.	Date

22 June 2021

2.	Parties

(1)	The Company

(2)	Widewin Investments

(3)	Jiantou Energy

3.	Variations to the Terms

(1)	All Parties agreed to change the term of joint venture to perpetual operation.

(2)	The Company and Jiantou Energy agreed to pay Widewin Investments the difference in its return on investment in proportion to their respective equity interests in Hanfeng Power Plant, and Widewin Investments agreed not to have any claim or right to demand any payment from the Company and Jiantou Energy pursuant to the existing Joint Venture Contract. The abovementioned difference was calculated as follows. The total amount of consideration was RMB98.0 million, with RMB65.3 million to be contributed by the Company and RMB32.7 million to be contributed by Jiantou Energy.

(3)	The abovementioned difference in consideration will be paid by the Company and Jiantou Energy from their respective dividends to be received from Hanfeng Power Plant after entering into the Amendment to Joint Venture Contract. Upon the payment of their respective share of the difference, the Company and/or Jiantou Energy shall enjoy the right to receive the dividends as shareholders of Hanfeng Power Plant, and shall make no further payments to Widewin Investments.

(4)	From the effective date of the Amendment to Joint Venture Contract, the parties will adjust the articles of associations and scope of activities of Hanfeng Power Plant in accordance with the Foreign Investment Law, the Company Law and other laws and regulations.

4.	Effectiveness

The Amendment to Joint Venture Contract shall come into effect upon being signed and sealed by the legal representatives or authorised representative(s) of each party hereto.

IV.	PRICING OF THE TRANSACTION

Pursuant to the existing Joint Venture Contract of Hanfeng Power Plant, the term of the joint venture is 25 years from the date of establishment of Hanfeng Power Plant, namely until 27 October 2021. Based on the relevant terms of the existing Joint Venture Contract, taking into account the changes in circumstances due to policy changes and the parties’ willingness to continue to cooperate, the parties, after friendly negotiations and in accordance with the relevant laws and regulations of the PRC, have agreed on the plan of perpetual operation of Hanfeng Power Plant and the historical expected return. The Company and Jiantou Energy proposed to make appropriate compensation of RMB98 million to Widewin Investments for the difference in its investment, two thirds of which shall be contributed by the Company equaling RMB65.3 million, while one third of which shall be contributed by Jiantou Energy equaling RMB32.7 million.

V.	INFORMATION REGARDING HANFENG POWER PLANT

Hanfeng Power Plant, situated in Yijing, Fengfeng Mining District, Handan, Hebei Province, is a Sino-foreign joint venture incorporated in China in October 1996. The current shareholding structure and registered capital of Hanfeng Power Plant are set out below:

Shareholder		Amount
	Percentage	(RMB in ten thousand)
The Company	40%	79,000.00
Jiantou Energy	20%	39,500.00
Widewin Investments	40%	79,000.00
Total	100%	197,500.00

Among which, the Company and Jiantou Energy are inbound shareholders; Widewin Investments, being a foreign enterprise, is an outbound shareholder; Huaneng HK’s investment in Hanfeng Power Plant is accounted for under long-term “equity investment” and is not consolidated.

VI.	FINANCIAL INFORMATION OF HANFENG POWER PLANT

Certain financial data of Hanfeng Power Plant prepared in accordance with the PRC Accounting Standards for the years ended 31 December, 2018, 2019 and 2020 (audited) are set out as below:

	As at 31 December 2018	As at 31 December 2019	As at 31 December 2020
	(RMB in ten	(RMB in ten	(RMB in ten
	thousand) (Audited)	thousand) (Audited)	thousand) (Audited)
Revenue	223,273.340134	208,698.783355	187,354.797045
Profit before tax	8,076.645005	-2,729.747671	1,065.499063
Net profit	5,926.501153	-1,989.433046	642.643263
Net profit after deduction of non-recurring	Not Applicable	Not Applicable	Not Applicable
Total assets	274,012.032658	254,881.604272	232,733.865216
Net assets	208,950.604606	195,660.129710	196,302.772973

VII.	PURPOSE OF THE TRANSACTION AND THE EFFECT ON THE COMPANY

In view of the imminent expiration of the operating term of Hanfeng Power Plant, the Company, Jiantou Energy and Widewin Investments changed the term of operation of Hanfeng Power Plant into perpetual operation.

The Company does not consolidate the financial statements of Hanfeng Power Plant prior to or after this Transaction, which will not result in a change in the scope of the Company’s consolidated statements. The Transaction will not have a material impact on the financial position of the Company and does not exist any situation that is prejudicial to the interests of the Company and its shareholders.

VIII.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

According to the relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transaction exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

IX.	PROCEDURAL MATTER RELATING TO THE TRANSACTION

On 22 June 2021, the 13th Meeting of the Tenth Session of the Board of Directors of the Company has considered and approved the resolution regarding the Transaction. According to the Listing Rules of the Shanghai Stock Exchange and the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being Directors of the Company having related relationships, abstained from voting on the resolution relating to the Transaction.

The Directors (including the independent non-executive Directors) are of the view that the Amendment to Joint Venture Contract was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole; and (iii) in the ordinary and usual course of business of the Company.

X.	DEFINITIONS

“Amendment to Joint Venture Contract”	the agreement relating to the amendment of Joint Venture Contract of Hebei Hanfeng Power Generation Limited Liability Company entered into among the Company, Widewin Investments and Jiantou Energy on 22 June 2021

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“CITIC Pacific”	CITIC Pacific Limited

“Company”	Huaneng Power International, Inc.

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company (including independent non- executive director(s))

“HIPDC”	Huaneng International Power Development Corporation

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hanfeng Power Plant”	Hebei Hanfeng Power Generation Limited Liability Company

“Huaneng Finance”	China Huaneng Finance Corporate Limited

“Huaneng Group”	China Huaneng Group Co., Ltd.

“Huaneng HK”	China Hua Neng Group Hong Kong Limited

“Jiantou Energy Investment”	Hebei Jiantou Energy Investment Co., Ltd.

“Joint Venture Contract”	the Joint Venture Contract (as amended) regarding Heibei Jiantou Energy Investment Co., Ltd. entered into among the Company, Widewin Investments and Jiantou Energy in June 2004, as amended

“PRC” or “China”	the People’s Republic of China

“Pro-Power Investment”	Pro-Power Investment Limited

“RMB”	Renminbi, the lawful currency of the PRC

“Transaction”	the Company, Widewin Investments and Jiantou Energy extending the term of operation to perpetual operation of Hanfeng Power Plant through entering into the Amendment to Joint Venture Contract and paying the difference in compensation for the consideration to Widewin Investments

“Widewin Investments”	Widewin Investments Limited

“Yanshan International”	Yanshan International Investment Co. Ltd.

By order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
23 June 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

CAPITAL INCREASE IN CLEAN ENERGY INSTITUTE

On 22 June 2021, the Company entered into the Capital Increase Agreement with Huaneng Group, Xi’an Institute, New Energy Co., Northern Co., Mongolia Eastern Co. and Clean Energy Institute. Pursuant to the terms and conditions of the Capital Increase Agreement, the Company shall subscribe part of the new registered capital of Clean Energy Institute in an amount of RMB389,616,900. After completion of the Capital Increase, the Company will become a shareholder of Clean Energy Institute, holding 30% shareholding interest in Clean Energy Institute.

As of the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is a connected person of the Company, Xi’an Institute, New Energy Co., Northern Co. and Mongolia Eastern Co., all being the controlling subsidiaries of Huaneng Group, are associates of connected persons according to the Hong Kong Listing Rules. According to the relevant provisions of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company.

With respect to the Capital Increase, given the scale of the Capital Increase does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase also constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement.

I.	INTRODUCTION

On 22 June 2021, the Company entered into the Capital Increase Agreement with Huaneng Group, Xi’an Institute, New Energy Co., Northern Co., Mongolia Eastern Co. and Clean Energy Institute. Pursuant to the terms and conditions of the Capital Increase Agreement, the Company shall subscribe part of the new registered capital of Clean Energy Institute in an amount of RMB389,616,900. After completion of the Capital Increase, the Company will become a shareholder of Clean Energy Institute, holding 30% shareholding interest in Clean Energy Institute.

II.	RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, XI’AN INSTITUTE AND NEW ENERGY CO.

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of publication of this announcement, the controlled generation capacity is 113,805 MW and the equity-based generation capacity is 99,570 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments, development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Xi’an Institute is a controlling subsidiary of Huaneng Group. Xi’an Institute is an energy conservation and environmental protection service provider, focusing on key areas such as energy conservation and environmental protection, water treatment and zero discharge of wastewater, new energy, smart power stations, metal materials, power station chemistry, gas turbines and distributed energy, nuclear power, electricity and other key areas, specialising on clean coal utilization, intelligentization and new material technology. The products mainly include power station cleaning and combustion technology steam turbine technology, water treatment equipment, etc.

New Energy Co. is a controlling subsidiary of Huaneng Group, dedicated to the investment, development and research of wind energy and other new energy businesses.

Northern Co. is a controlling subsidiary of Huaneng Group, dedicated to the investment, development and research of electric power, heat, coal resources, railway and supporting infrastructure projects.

Mongolia Eastern Co. is a wholly-owned regional subsidiary of Huaneng Group, dedicated to the investment, production, operation and sales of power, heat, coal, water, railway transportation, and coal chemical industries.

As of the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is a connected person of the Company, Xi’an Institute, New Energy Co., Northern Co. and Mongolia Eastern Co., all being the controlling subsidiaries of Huaneng Group are associates of connected persons according to the Hong Kong Listing Rules. According to the relevant provisions of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company, and are subject to the relevant disclosure and/or independent shareholders’ approval requirements under the Hong Kong Listing Rules.

As of the date of this announcement, the connected relationship between the Company, Huaneng Group, Xi’an Institute, New Energy Co., Northern Co. and Mongolia Eastern Co., is illustrated as follows:

*	Huaneng Group, through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), indirectly holds 100% of Pro-Power Investment Limited while Pro-Power Investment Limited holds a 25% interest in HIPDC. Therefore, Huaneng Group holds a 25% indirect interest in HIPDC.

**	Huaneng Group holds a 9.91% direct interest in the Company, a 3.01% indirect in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect interest in the Company through Huaneng Treasury (an wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group).

III.	THE CAPITAL INCREASE

The Capital Increase was approved at the meeting of the board of Directors of the Company held on 22 June 2021. The Company entered into the Capital Increase Agreement on 22 June 2021 with Huaneng Group, Xi’an Institute, New Energy Co., Northern Co., Mongolia Eastern Co. and Clean Energy Energy. Major terms of the Capital Increase Agreement are as follows:

1.	Capital increase: Huaneng Group will hold 33% of the shareholding interest, combined with the capital already contributed, an additional investment of RMB354,118,500 be contributed, of which RMB104.39 million will be by way of debt-to-equity swap, and RMB249,728,500 will be invested in cash; Xi’an Institute will hold 4.3% of the shareholding interest, combined with the capital already contributed, no additional investment be contributed; New Energy Co. will hold 4.7% of the shareholding interest, combined with the capital already contributed, an additional investment of RMB5,194,900 be contributed; the Company will hold 30% of the shareholding interest and as the consideration for the subscription of the new capital will contribute RMB389,616,900; Northern Co. will hold 14% of the shareholding interest and as the consideration for the subscription of the new capital will contribute RMB181,821,200; and Mongolia Eastern Co. will hold 14% of the shareholding interest and as the consideration for the subscription of the new capital will contribute RMB181,821,200. Of the capital contribution, RMB775 million will be used to increase the registered capital of Clean Energy Institute. The registered capital will be increased to RMB1 billion, which will be allocated to each shareholder according to the proportion of their contribution, the remaining portion will be allocated into the capital reserve.

2.	Payment method: Huaneng Group contributed RMB104.39 million in debt-to-equity swap and RMB249,728,500 in cash. The Company, Northern Co., Mongolia Eastern Co. and New Energy Co. will all contribute capital in cash. Huaneng Group, the Company, Northern Co., Mongolia Eastern Co., and New Energy Co. shall pay all contribution into the account designated by Clean Energy Institute by bank remittance within 20 working days from the date of signing the Capital Increase Agreement.

3.	Effectiveness: The Capital Increase Agreement shall become effective upon being signed and sealed by the parties.

The Company will use its own funds to pay to Clean Energy Institute for the consideration of the newly increased capital contribution.

IV.	INFORMATION OF CLEAN ENERGY INSTITUTE

Clean Energy Institute was established in April 2010. The current shareholding ratio of Clean Energy Institute is: Huaneng Group holds 40%, Xi’an Institute holds 30%, and New Energy Co. holds 30%. The following is the relevant financial information as of 31 December 2018, 2019 and 2020 prepared by Clean Energy Institute in accordance with Chinese Accounting Standards (among which, Beijing Zhongzheng Tiantong Certified Public Accountants (Special General Partnership), which is qualified to engage in securities and futures business, audited the financial statement of Clean Energy Institute as of 31 December 2018 and issued the “Audit Report of Zhongzheng Tiantong (2019) Shen Zi No. 0201045; Zhongshen Asia-Pacific Certified Public Accountants (Special General Partnership), which is qualified to engage in securities and futures business, audited the financial statements of Clean Energy Institute as of 31 December 2019 and 31 December 2020 and issued the “Audit Report of Zhongshen Yatai Zi (2020) 010033 and Zhongshen Yatai Zi (2021) 010119, respectively):

	As of 31 December	As of 31 December	As of 31 December
	2018	2019	2020
	(RMB0,000) (Audited)	(RMB0,000) (Audited)	(RMB0,000) (Audited)
Operating income	16,660.23	17,893.08	15,888.68
Profit before taxation	-6,363.67	-5,649.40	-19,218.44
Net Profit	-5,286.66	-4,798.91	-19,251.14
Net Profit after deducting non-recurring gains and losses	-3,275.77	-3,261.98	-19,226.03
Total Assets	47,478.63	44,042.74	65,534.36
Net Assets	13,205.25	8,406.34	7,780.20

V.	PRICING DETERMINATION OF THIS TRANSACTION

The Company will invest no more than RMB389,616,900, Huaneng Group will invest RMB354,118,500, New Energy Co. will invest RMB5,194,900, Northern Co. will invest RMB181,821,200, Mongolia Eastern Co. will invest RMB181,821,200, and Xi’an Institute will not participate in this capital increase. After the completion of this Transaction, Huaneng Group will hold 33% of shareholding interest in Clean Energy Institute, Xi’an Institute will hold 4.3% of shareholding interest in Clean Energy Institute, New Energy Co. will hold 4.7% of shareholding interest in Clean Energy Institute, and the Company will hold 30% of shareholding interest in Clean Energy Institute, Northern Co. will hold 14% of shareholding interest in Clean Energy Institute, and Mongolia Eastern Co. will hold 14% of shareholding interest in Clean Energy Institute.

VI.	PURPOSE OF THE CAPITAL INCREASE AND THE FINANCIAL IMPACT ON THE COMPANY

The proposal of carbon peak and carbon neutrality targets basically defines the carbon emission reduction path of the PRC in the next 40 years. Domestic coal power will reach its peak scale between 2020 to 2025, and the energy transformation will accelerate. The Company is transforming to green and clean energy, and it is imperative to achieve carbon peak and carbon neutrality as soon as possible. Clean Energy Institute is a platform for technology research and development, technical service and experimental exchanges, and also a platform for achievements transformation in the new energy field of Huaneng Group. It is committed to the research of smart energy and clean energy technology and has solutions for the full life cycle of new energy. Its technology in terms of the capture, utilization and storage of carbon dioxide, integrated removal of pollutants and coal gasification, etc. is at the world or domestic leading level. It has a relatively enriched technical accumulation in smart micro-grid, smart heating, green energy use, peak and frequency modulation, system optimization and energy storage, etc.. It has cutting-edge research and engineering verification in the fields of energy big data analysis and utilization, new power generation materials such as perovskite, hydrogen energy, biomass energy and geothermal energy, which are in line with the energy development trend and the transformation and development direction of the Company.

During the “14th Five-Year Plan” period, and against the background of green transformation and development, this Transaction is an actual implementation by the Company to accelerate the leapfrog development of new energy and increase technological innovation to lead high-quality development. After the completion of this Transaction, the Company can leverage on the advantages of Clean Energy Institute in scientific and technological research and development to improve its research and development and application capabilities in key core technologies such as clean and efficient development and utilization of coal and new energy, and improve the core competitiveness of the Company.

After the completion of the Capital Increase, the Company will not consolidate the financial statements of Clean Energy Institute. The Capital increase will not have a significant impact on the Company’s financial status, and there will be no circumstances that harm the interests of the Company and its shareholders.

VII.	IMPLICATIONS UNDER HONG KONG LISTING RULES AND SSE LISTING RULES

With respect to the Capital Increase, given the scale of the Capital Increase amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase also constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase amount exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement.

VIII.	APPROVAL FROM THE BOARD

The Capital Increase was considered and approved at the 13th meeting of the tenth session of the Board of the Company on 22 June 2021. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei, Teng Yu, all being Directors having connected relationship, abstained from voting on the board resolution relating to the Transaction. The resolution was voted by Directors who are not related to the Transaction.

The Directors (including independent non-executive Directors) are of the view that the Capital Increase Agreement was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

IX.	DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“associate(s)”	has the meaning ascribed to it under the Listing Rules
“Capital Increase” or “this Transaction”	the Company, Huaneng Group, New Energy Co., Northern Co. and Mongolia Eastern Co. will jointly contribute RMB1,112,572,700 (of which the Company will contribute no more than RMB389,616,900) to subscribe for part of the new registered capital of Clean Energy Institute pursuant to the terms and conditions of the Capital Increase Agreement. After completion of the Capital Increase, the Company will become a shareholder of Clean Energy Institute, holding 30% shareholding interest in Clean Energy Institute
“Capital Increase Agreement”	the agreement dated 22 June 2021 entered into among the Company, Huaneng Group, Xi’an Institute, New Energy Co., Northern Co., Mongolia Eastern Co. and Clean Energy Institute relating to the capital increase of China Huaneng Group Clean Energy Technology Research Institute Co., Ltd.
“Clean Energy Institute”	China Huaneng Group Clean Energy Technology Research Institute Co., Ltd.

“ Company”	Huaneng Power International, Inc.
“ connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Director(s)”	the director(s) (including independent non-executive director(s)) of the Company
“ HIPDC”	Huaneng International Power Development Corporation
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“ Hua Neng HK”	China Hua Neng Group Hong Kong Limited
“ Huaneng Capital”	Huaneng Capital Service Co., Ltd.
“ Huaneng Finance”	China Huaneng Finance Corporation Limited
“Huaneng Group”	China Huaneng Group Co., Ltd.
“ Huaneng Treasury”	China Huaneng Group Treasury Management (Hong Kong) Limited
“ Mongolia Eastern Co.”	Huaneng Inner Mongolia Eastern Energy Co., Ltd.
“New Energy Co.”	Huaneng New Energy Co., Ltd.
“ Northern Co.”	Northern United Power Co., Ltd.
“ PRC” or “China”	the People’s Republic of China
“ RMB”	the lawful currency of the PRC
“ SEE Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange
“ Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“ Xi’an Institute”	Xi’an Thermal Power Research Institute Co., Ltd.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
23 June 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTIONS PASSED AT 2020 ANNUAL GENERAL MEETING AND

2020 FINAL DIVIDEND

The Board is pleased to announce that all resolutions set out in the Notice were duly passed by the shareholders at the AGM held on 22 June 2021.

Reference is made to the notice of 2020 annual general meeting (the “AGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 7 May 2021 and the supplemental notice of the AGM of the Company dated 29 May 2021 (collectively, the “Notice”). Unless otherwise stated, capitalised terms used herein shall have the same meanings as those used in the Notice.

The Board is pleased to announce that the AGM was held at the Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC at 9:00 a.m. on 22 June 2021 and the resolutions set out in the Notice were duly passed by poll by the attending Shareholders and authorised proxies carrying voting rights.

The convening of the Meeting was in compliance with the Company Law of the PRC, the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. Mr. Zhao Keyu (Chairman) presided over the Meeting as the chairman of the Meeting.

9 out of 15 directors of the Company attended the Meeting. Wang Kui (Director), Lu Fei (Director), Teng Yu (Director), Mi Dabin (Director), Cheng Heng (Director) and Liu Jizhen (independent non- executive Director) were unable to attend the Meeting due to other work reasons; 2 out of 6 of the Supervisors of the Company attended the Meeting; Li Shuqing (Chairman of the Supervisory Committee), Mu Xuan (Vice Chairman of the Supervisory Committee), Ye Cai (Supervisor) and Gu Jianguo (Supervisor) were unable to attend the Meeting due to other work reasons. The Company Secretary Huang Chaoquan and other relevant senior management of the Company attended the Meeting.

ATTENDANCE AT THE AGM

As at the record date (i.e. 22 June 2021), there were totally 15,698,093,359 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Details of the shareholders and their proxies who attended the AGM which are set out below:

1.	Number of Shareholders and proxies who attended the Meeting (person(s))		66
	Of which:	A Shares	59
		H Shares	7
2.	Total number of Shares carrying voting rights held by Shareholders who attended the Meeting (Share)		10,106,931,170
	Of which:	A Shares	8,564,645,843
		H Shares	1,542,285,327
3.	Percentage of the total number of Shares held by Shareholders and proxies who attended the Meeting relative to the total number of Shares carrying voting rights of the Company (%)		64.383177%
	Of which:	A Shares (%)	54.558510%
		H Shares (%)	9.824667%

According to the Hong Kong Listing Rules, no shareholder was required to abstain from voting in connection with the proposals considered at the Meeting. The Company was not aware of any parties indicating their intention to vote against any of the resolutions proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

CONSIDERATION OF THE RESOLUTIONS AT THE AGM

As considered by Shareholders and their respective proxies attending the AGM, relevant resolutions were voted by way of a combination of on-site voting and online voting. The voting results of the AGM are set out as follows:

Ordinary Resolutions		Type of votes	For		Against		Abstain		Whether or not passed
			Number	%	Number	%	Number	%
1.	To consider and approve the proposal regarding the working report from the Board of Directors of the Company for 2020	A Shareholders	8,564,121,009	99.993872	519,000	0.006060	5,834	0.000068	Passed
		H Shareholders	1,538,744,167	99.783335	1,618,560	0.104959	1,722,600	0.111706
		All Shareholders	10,102,865,176	99.961748	2,137,560	0.021150	1,728,434	0.017102
2.	To consider and approve the proposal regarding the working report from the Supervisory Committee of the Company for 2020	A Shareholders	8,564,117,909	99.993836	522,100	0.006096	5,834	0.000068	Passed
		H Shareholders	1,538,701,527	99.780570	1,643,000	0.106544	1,740,800	0.112886
		All Shareholders	10,102,819,436	99.961296	2,165,100	0.021422	1,746,634	0.017282
3.	To consider and approve the audited financial statements of the Company for 2020	A Shareholders	8,564,117,909	99.993836	522,100	0.006096	5,834	0.000068	Passed
		H Shareholders	1,539,354,647	99.809978	1,303,600	0.084524	1,627,080	0.105498
		All Shareholders	10,103,472,556	99.965780	1,825,700	0.018064	1,632,914	0.016156
4.	To consider and approve the profit distribution plan of the Company for 2020	A Shareholders	8,563,262,993	99.983854	1,380,050	0.016113	2,800	0.000033	Passed
		H Shareholders	1,536,183,587	99.617288	5,519,620	0.357933	382,120	0.024779
		All Shareholders	10,099,446,580	99.927923	6,899,670	0.068268	384,920	0.003809
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2021	A Shareholders	8,562,154,322	99.970909	2,488,721	0.029058	2,800	0.000033	Passed
		H Shareholders	1,533,687,174	99.455403	7,949,873	0.515527	448,280	0.029070
		All Shareholders	10,095,841,496	99.892253	10,438,594	0.103284	451,080	0.004463
Special Resolutions		Type of votes	For		Against		Abstain		Whether or not passed
			Number	%	Number	%	Number	%
6.	Proposals regarding the issue of short-term debentures, super short term debentures and debt financing instruments (by way of non-public placement) by the Company
6.01	To consider and approve the proposal regarding the issue of short-term debentures by the Company	A Shareholders	8,564,124,943	99.993918	518,100	0.006049	2,800	0.000033	Passed
		H Shareholders	1,540,465,727	99.894973	1,216,480	0.078886	403,120	0.026141
		All Shareholders	10,104,590,670	99.978821	1,734,580	0.017163	405,920	0.004016

Special Resolutions		Type of votes	For		Against		Abstain		Whether or not passed
			Number	%	Number	%	Number	%
6.02	To consider and approve the proposal regarding the issue of super short-term debentures by the Company	A Shareholders	8,564,124,943	99.993918	518,100	0.006049	2,800	0.000033	Passed
		H Shareholders	1,540,490,767	99.896597	1,191,680	0.077277	402,880	0.026126
		All Shareholders	10,104,615,710	99.979069	1,709,780	0.016917	405,680	0.004014
6.03	To consider and approve the proposal regarding the issue of debenture financing instruments (by way of non-public placement)	A Shareholders	8,564,104,343	99.993677	538,700	0.006290	2,800	0.000033	Passed
		H Shareholders	1,540,365,847	99.888496	1,430,120	0.092740	289,360	0.018764
		All Shareholders	10,104,470,190	99.977629	1,968,820	0.019480	292,160	0.002891
7.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financinginstruments	A Shareholders	8,564,124,843	99.993917	518,200	0.006050	2,800	0.000033	Passed
		H Shareholders	1,540,362,907	99.888306	1,331,280	0.086330	391,140	0.025364
		All Shareholders	10,104,487,750	99.977803	1,849,480	0.018299	393,940	0.003898
8.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign listed shares	A Shareholders	8,499,552,105	99.239972	65,088,038	0.759961	5,700	0.000067	Passed
		H Shareholders	841,767,706	54.586325	699,619,981	45.368435	697,640	0.045240
		All Shareholders	9,341,319,811	92.426717	764,708,019	7.566324	703,340	0.006959
Ordinary Resolution		Type of votes	For		Against		Abstain		Whether or not passed
			Number	%	Number	%	Number	%
9.	To consider and approve the proposal regarding the election of Mr. Xia Aidong as a supervisor of the Tenth Session of the Supervisory Committee of the Company	A Shareholders	8,560,574,429	99.952463	4,068,614	0.047504	2,800	0.000033	Passed
		H Shareholders	1,418,163,322	95.856668	58,688,845	3.966903	2,610,200	0.176429
		All Shareholders	9,978,737,751	99.349166	62,757,459	0.624819	2,613,000	0.026015

In accordance with the relevant provisions of the Company Law and the Articles of Association of the Company, resolutions numbered 1 to 5 (inclusive) and resolution numbered 9 are ordinary resolutions and were passed by more than 50% of the total number of shares carrying voting rights held by those who attended the AGM in person or by proxies.

In accordance with the relevant provisions of the Company Law and the Articles of Association of the Company, resolutions numbered 6 to 8 (inclusive) are special resolutions and were passed by two- thirds or more of the total number of shares carrying voting rights held by those who attended the AGM in person or by proxies.

SCRUTINEER

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the AGM for the purpose of vote-takings.

WITNESS OF LAWYERS

The AGM was attended and witnessed by Mr. Bian Hao and Ms. Shi Jinning, lawyers from Haiwen & Partners, had issued the legal opinion. The witnessing lawyers were of the opinion that: the convening and holding procedures of the AGM of the Company, the eligibility of the persons attending the AGM and the voting procedures for the AGM were in compliance with the stipulations of the relevant laws and the Articles of Association, and that the Meeting was lawful and valid.

2020 FINAL DIVIDEND

Closure of Register of Members of H Shares

In order to determine the H Shareholders entitled to receive the final dividend for the year ended 31 December 2020 (“2020 Final Dividend”), the Company will suspend registration of transfer of H Shares from 7 July 2021 to 12 July 2021 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 6 July 2021. The H Shareholders whose names are recorded in the register of members of the Company on 12 July 2021 are entitled to receive the 2020 Final Dividend.

TAXATION ON RECEIPT OF THE PROPOSED 2020 FINAL DIVIDEND

Non-resident Enterprise Income Tax

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing 2020 Final Dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

- 5  -

Profit Appropriation for Investors of Northbound Trading

For investors of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (including enterprises and individuals) investing in the A Shares of the Company listed on the Shanghai Stock Exchange (the “Northbound Trading”), their dividends will be distributed in RMB by the Company through China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such Shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for such withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The record date and the date of appropriation of cash dividends and other arrangements for the investors of Northbound Trading will be the same as those for the holders of A Shares of the Company.

Profit Appropriation for Investors of Southbound Trading

For investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H Shares of the Company listed on Hong Kong Stock Exchange (the “Southbound Trading”), the Company has entered into the Agreement on Appropriation of Cash Dividends of H Shares for Southbound Trading (港股通H股股票現金紅利派發協議) with China Securities Depository and Clearing Corporation Limited, pursuant to which, China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H Shares of Southbound Trading through its depositary and clearing system. The cash dividends for the investors of H Shares of Southbound Trading will be paid in RMB.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81), for dividends received by domestic investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the companies of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The companies of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The record date and the date of appropriation of cash dividends and other arrangements for the investors of Southbound Trading will be the same as those for the holders of H Shares of the Company.

General Information

Should the H-share holders of the Company have any doubt in relation to the aforesaid arrangements, they are recommended to consult their tax advisors for relevant tax impact in Mainland China, Hong Kong and other countries (regions) on holding and disposal of the A Shares and/or H shares of the Company.

Investors should note that the Company has no obligations and will not be responsible for confirming the identities of any shareholders. The Company will withhold the relevant income tax according to the relevant regulatory requirements of tax authorities, based on the information contained in the register of members on the record date.

The 2020 Final Dividend at RMB0.18 (tax inclusive) for each ordinary share of the Company after deduction of the relevant income tax and in Hong Kong dollars is expected to be sent to holders of H Shares whose names appeared on the H Share register of members of the Company on the record date of 12 July 2021 by ordinary post at their own risk or, if applicable, by direct transfer to relevant holders of H shares at their designated bank account, on or before 31 August 2020. The exchange rate for dividend paid in Hong Kong dollars was HKD1 to RMB0.83682. The 2020 Final Dividend for each H share of the Company is HK$0.21510 (tax inclusive).

By Order of the Board

Huaneng Power International, Inc.

Huang Chaoquan

Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)

Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

23 June 2021